Exhibit 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES RECORD RESULTS
FOR THE FIRST FISCAL QUARTER ENDED SEPTEMBER 30, 2008

Double-Digit Growth Continues with Quarterly Revenues Increasing 26.7% to $32.4 Million and Adjusted EBITDA Increasing 88.8% to $806,000

BELLEVUE, WA, November 17, 2008 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three months ended September 30, 2008.

For the three months ended September 30, 2008, Radiant reported net income of $250,000 on $32.4 million of revenues, or $0.01 per basic and fully diluted share. For the three months ended September 30, 2007, Radiant reported net income of $88,000 on $25.6 million of revenues, or $0.00 per basic and fully diluted share.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $806,000 for the three months ended September 30, 2008, which includes $220,000 in restructuring costs associated with the elimination of redundant international personal resulting from the Company’s acquisition of Adcom Express, Inc., compared to adjusted EBITDA of $427,000 for the three months ended September 30, 2007. Excluding the $220,000 in restructuring costs, the Company would have reported adjusted EBITDA of $1,026,000 for the three months ended September 30, 2008. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Adcom as of July 1, 2007 which is included on the Company’s Form 10-Q for the quarter ended September 30, 2008 and filed November 17, 2008.

“We remain very pleased with our continued revenue and earnings growth,” said Bohn Crain, Chairman and CEO. “Notwithstanding this challenging economic climate, for the quarter ended September 30, 2008, revenues increased to $32.4 million compared to $25.6 million, a 26.7% improvement from the comparable prior period and net transportation revenues increased to $11.2 million from $8.4 million, a 32.5% improvement from the comparable prior period. This positive trend also continued in terms of profitability with our adjusted EBITDA improving to $806,000 from $427,000, an 88.8% improvement over the comparable prior year period. Excluding the $220,000 in restructuring costs, the Company would have reported adjusted EBITDA of $1,026,000 for the three months ended September 30, 2008, or an improvement of $599,000 and 140.3% over the comparable prior year period.”

Crain continued, “It is important to recognize as well, that these record results do not reflect the full benefit of our recent acquisition of Adcom which was made effective on September 1, 2008 and contributed $ 5.5 million in revenues and $139,500 in incremental EBITDA for the 30 days Adcom operated as part of the consolidated group. Our integration program remains on track, and as we move forward, we expect the Adcom transaction to deliver a significant positive contribution to our revenue and earnings growth in the quarters ahead.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three months ended September 30, 2008 and 2007 is shown below:

(Amounts in 000’s)	Three months ended September 30,
	2008	2007
Net income	$250	$88

Interest expense, net	25	25
Income tax expense (benefit)	153	(8)
Depreciation and amortization	315	240

EBITDA	743	345
Share-based compensation and other non-cash costs	63	82

Adjusted EBITDA	$806	$427

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Tuesday November 18, 2008 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 302906.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding the our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use Airgroup as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; maintain the future operations of Adcom in a manner consistent with its past practices, integrate the operations of Adcom with our existing operations, continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; to integrate Adcom’s operations with our historic operations, our ability to realize cost synergies through such integration, the effect that the acquisition will have on Adcom’s existing customers, agents and employees as well as those risk factors disclosed in Item 1A of our Report on Form 10-K for the year ended June 30, 2008 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

# # #

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets
(UNAUDITED)

	September 30,	June 30,
	2008	2008
ASSETS
Current assets -
Cash and cash equivalents	$897,547	$392,223
Accounts receivable, net of allowance for doubtful accounts of $740,306 at September 30, 2008 and $513,479 at June 30, 2008	25,122,808	14,404,002
Current portion of employee loan receivable and other Receivables	521,643	68,367
Prepaid expenses and other current assets	356,812	425,657
Income tax deposit	433,417	-
Deferred tax asset	167,653	292,088
Total current assets	27,499,880	15,582,337

Property and equipment, net	961,538	717,542

Acquired intangibles, net	4,294,842	1,242,413
Goodwill	10,811,142	7,824,654
Employee loan receivable	40,000	40,000
Investment in real estate	40,000	40,000
Deposits and other assets	435,552	131,496
Minority interest	34,775	24,784
Total long term assets	15,656,311	9,303,347
Total assets	$44,117,729	$25,603,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable	$113,306	$113,306
Accounts payable and accrued transportation costs	18,553,305	9,914,831
Commissions payable	2,426,416	1,136,859
Other accrued costs	1,149,029	221,808
Income taxes payable	-	498,142
Due to former Adcom shareholder	2,402,301	-
Total current liabilities	24,644,357	11,884,946

Long term debt	8,577,435	4,272,032
Deferred tax liability	1,561,924	422,419
Total long term liabilities	10,139,359	4,694,451
Total liabilities	34,783,716	16,579,397

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 34,701,960 at September 30, 2008 and 34,660,293 at June 30, 2008	16,158	16,116
Additional paid-in capital	7,763,613	7,703,658
Retained earnings	1,554,242	1,304,055
Total stockholders’ equity	9,334,013	9,023,829
	$44,117,729	$25,603,226

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,
	2008	2007

Revenue	$32,403,220	$25,557,234
Cost of transportation	21,219,498	17,116,375
Net revenue	11,183,722	8,440,859

Agent commissions	7,553,153	5,851,818
Personnel costs	1,613,699	1,546,934
Selling, general and administrative expenses	1,117,033	694,867
Depreciation and amortization	315,356	239,868
Restructuring charges	220,000	-
Total operating expenses	10,819,241	8,333,487

Income from operations	364,481	107,372

Other income (expense):
Interest income	988	1,200
Interest expense	(25,697)	(25,740
Other	53,084	(19,743
Total other income (expense)	28,375	(44,283

Income before income tax benefit and minority interest	392,856	63,089

Income tax (expense) benefit	(152,659)	7,731

Income before minority interest	240,197	70,820

Minority interest	9,990	17,612

Net income	$250,187	$88,432

Net income per common share – basic	$.01	$-
Net income per common share – diluted	$.01	$-

Weighted average shares outstanding:
Basic shares	34,695,166	33,961,639
Diluted shares	34,800,257	34,442,963

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED SEPTEMBER 30,
	2008	2007
Adjusted EBITDA	$806,322	$427,105
Stock based compensation and other non-cash charges	63,411	81,996
EBITDA	742,911	345,109

Depreciation and amortization	315,356	239,868
Interest expense, net	24,709	24,540
Income tax expense	152,659	(7,731)
Net income	250,187	88,432

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Share based compensation	47,913	61,258
Stock issued for investor relations services	12,084	-
Amortization of intangibles	217,015	136,840
Change in deferred taxes	47,940	(46,526)
Depreciation and amortization of bank fees	101,755	103,028
Minority interest in (loss) of subsidiaries	(9,990)	(17,612)
Provision for doubtful accounts	95,414	26,265

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(163,920)	(2,466,357)
Employee receivable and other receivables	(40,236)	1,984
Prepaid expenses and other current assets	152,605	(574,099)
Accounts payable & accrued transportation costs	913,584	328,866
Commissions payable	69,644	86,883
Other accrued costs	230,424	(102,823)
Income taxes payable	(413,114)	(107,580)
Income tax deposits	(433,417)	-
Total adjustments	827,701	(2,569,873)

Net cash provided (used) by operating activities	$1,077,888	$(2,481,441)